William HILL

Greenside House, 50 Station Road, Wood Green, London N22 7TP
Telephone: 020 8918 3600

2nd August 2010

SEC No. 82-34679



10016114

SUPPL

Office of International Corporate Finance
Division of Corporation Finance
United States Securities & Exchange Commission
100 F Street NE
Mail Stop 3628
Washington DC 20549-2001
USA

Dear Sirs

Please find enclosed the following information submitted by William Hill PLC in reliance on Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended:

- UK Listing Authority announcements as follows:

  July, 1st; 6th; 20th; 26th; 28th

This letter and the information furnished herewith are provided with the understanding that they will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended. Neither this letter nor the information furnished herewith shall constitute an admission for any purpose that the Company is subject to that Act.

Yours faithfully



Dennis Read
Deputy Company Secretary

Encs.



Sue Adler

From: William Hill plc Email Alert [emailalert@hemscottbusiness.co.uk]
Sent: 26 July 2010 07:04
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

RNS Number : 8801P
William Hill PLC
26 July 2010

Update on Telephone business

26 July 2010

William Hill PLC (LSE: WMH) (William Hill or the Group) announces that William Hill Online is to establish a new Telephone betting operation based in Gibraltar. At the same time, the Group's Telephone betting subsidiary, William Hill Credit Limited (WHCL), will close its operation in the UK.

William Hill Online, together with an outsourced service provider, Vertex, a leading global BPO and Customer Management Outsourcer, will continue to service all William Hill Telephone customers. It is proposed that Vertex will take over the Sheffield-based call centre currently run by WHCL and that William Hill Online will also manage customers from Gibraltar. Customers will benefit from an improved service, including being able to use their Telephone betting account for online transactions. WHCL's second call centre in Leeds will close, with all staff being offered alternative positions. The Group has, today, entered into a 90-day period of consultation with those employees affected by the closure. William Hill continues to have a substantial presence in the UK and Ireland, including more than 2,300 licensed betting offices and around 16,000 employees. It paid £265m in UK taxes and levies in 2009.

The Group expects to implement these changes during the fourth quarter of 2010 with associated cost savings of approximately £4-7m per annum expected to commence from the start of 2011. The cost of implementation in 2010 is expected to be approximately £7m, of which approximately £5m will be incurred as an exceptional item.

Although William Hill Online is a joint venture between William Hill PLC and Playtech Limited, future Telephone business profits/losses will be retained by William Hill, with the exception of an annual Telephone betting support fee of £0.5m payable to Playtech.

William Hill's existing Telephone betting business made a loss of £1.8m in 2009 and a small operating loss is anticipated to be made in the first half of 2010.

Ralph Topping, Chief Executive of William Hill, commented:

"This significant change to our Telephone business is a response to the challenge of competing with betting exchanges and offshore telebetting

operators, all of whom have benefitted from significant cost and tax advantages over UK bookmakers. This has made it impossible for our existing business to compete profitably from the UK."

-ends-

Enquiries:
William Hill PLC
Ralph Topping, Chief Executive
Neil Cooper, Group Finance Director
Lyndsay Wright, Director of IR
Tel: +44 (0) 20 8918 3614

Brunswick:
Simon Sporborg / Justine McIlroy
Tel: +44 (0) 20 7404 5959

Notes:

About William Hill
William Hill is a leading betting and gaming company. It is one of the UK's largest bookmakers, with around 2,300 shops in the UK and Ireland that provide betting opportunities on a wide range of sporting and non-sporting events and, in the UK, offer gaming machines. William Hill Online provides internet-based sports-betting, casino, poker and bingo, and is one of the leading European online betting and gaming businesses operated by a listed company.

About William Hill Credit Limited
Approximately 400 people are based at call centres in Sheffield and Leeds. WCHL pays 15% gaming duty on its gross profit and a further 10% on profits from UK horseracing, as well as VAT and corporation tax. Offshore operators typically pay no or very low taxes and no horseracing levy. In 2009, William Hill's Telephone betting business recorded a loss of £1.8m and a 25% decline in net revenue.

About William Hill Online
William Hill Online is a leading international online betting and gaming business. It employs approximately 400 people based primarily in Gibraltar, Israel and Bulgaria. It offers a full range of online betting and gaming services at williamhill.com, including sports-betting, poker, bingo and casino products. William Hill Online is a joint venture owned by William Hill PLC (71%) and Playtech Limited (29%).

END

STRLLFEDDIIEFII

Sue Adler

From: William Hill plc Email Alert [emailalert@hemscottbusiness.co.uk]

Sent: 28 July 2010 14:31

To: Sue Adler

Subject: Hemscott News Alert - William Hill PLC

RNS Number : 0866Q
William Hill PLC
28 July 2010

William Hill appoints new Chairman

28 July 2010

William Hill PLC (William Hill or the Company) (LSE: WMH) announces the appointment of Gareth Davis as the new Chairman of William Hill with effect from 1 September 2010.

Gareth Davis recently retired as Chief Executive Officer of Imperial Tobacco Group PLC (Imperial Tobacco) after 14 years in the role. He joined Imperial Tobacco in 1972 as a management trainee and undertook various roles in the business, including Managing Director of International Operations from 1988. He was appointed Chief Executive in 1996 and led the successful demerger of Imperial Tobacco from Hanson plc and subsequent listings on the London and New York Stock Exchanges. He played a key role in the development and execution of Imperial Tobacco's strategy and its development into a leading multi-national business. Since 2003, Mr Davis has also been a non-executive director of Wolseley plc, where he is also senior independent director.

As announced on 20 January 2010, Charles Scott will stand down with effect from the same date. Mr Scott has been with the Group as a director since 1999 and Chairman since 2004.

Ralph Topping, Chief Executive Officer, commented:

"We are delighted that Gareth has agreed to join the Board as Chairman of William Hill. He has strong, relevant experience in terms of managing a complex, regulated business expanding from a robust UK base into international markets. We look forward to being able to draw on that experience as we take William Hill forward.

"On behalf of the Board, I would like to thank Charlie for his ten years with us and his Chairmanship since 2004. He made a very significant contribution during a period of rapid growth and change at William Hill and he leaves behind a company that is the market leader in the UK and well-positioned to grow internationally through the online business."

-ends-

Enquiries:

William Hill PLC
Ralph Topping, Chief Executive
Lyndsay Wright, Director of Investor Relations
Tel: +44 (0) 20 8918 3614
Brunswick Group
Simon Sporborg/ Justine McIlroy
Tel: 020 7404 5959

About Gareth Davis
Gareth Davis was born in Bolton and read geography and economics at Sheffield University. He joined Imperial Tobacco in 1972 as a management trainee, managed the Newcastle-upon-Tyne factory from 1973, became Production Control Manager in Bristol in 1988 and Managing Director of International Operations in 1988. In 1996, he was appointed Chief Executive. Mr Davis is married with a daughter and is a life-long Bolton Wanderers fan.

About William Hill PLC
William Hill is a leading betting and gaming company. It is one of the UK's largest bookmakers, with around 2,300 shops in the UK and Ireland that provide betting opportunities on a wide range of sporting and non-sporting events, and offer gaming machines. William Hill Online provides internet-based sports betting, casino, poker and bingo, and is one of the leading European online betting and gaming businesses operated by a listed company.

END

BOARPMJTMBMTBAM

Sue Adler

From: William Hill plc Email Alert [emailalert@hemscottbusiness.co.uk]
Sent: 01 July 2010 15:20
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

RNS Number : 6683O
William Hill PLC
01 July 2010

1 July 2010

William Hill PLC (the "Company")

Total Voting Rights

As at 1 July 2010 William Hill PLC has 701,165,351 issued ordinary shares of 10p each admitted to trading. Each ordinary share carries the right to one vote in relation to all circumstances at general meetings of the Company.

The Company also holds 480,849 ordinary shares in treasury and the voting rights of these treasury shares are automatically suspended.

The above figure of 701,165,351 may be used by shareholders to determine if they are required to notify their interest in, or a change to their interest in, William Hill PLC under the FSA's Disclosure and Transparency Rules.

Enquiries:

Dennis Read
Deputy Company Secretary
020 8918 3723

END

TVRZFLFBBDFFBBD

Sue Adler

From: William Hill plc Email Alert [emailalert@hemscottbusiness.co.uk]
Sent: 06 July 2010 11:52
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

RNS Number : 8864O
William Hill PLC
06 July 2010

William Hill PLC

Notice of Trading Update and Interim Results

6 July 2010

William Hill PLC (LSE: WMH) will announce a trading update for the 26 weeks ended 29 June 2010 on Tuesday, 20 July 2010. There will be a conference call for analysts following the update at 8.15 a.m. BST.

The Group will announce its Interim results for the 26 weeks ended 29 June 2010 on Thursday, 26 August 2010.

Enquiries:

William Hill PLC
Lyndsay Wright, Director of Investor Relations
Tel: +44 (0) 20 8918 3600

Brunswick Group
Simon Sporborg / Justine McIlroy
Tel: 020 7404 5959

Sue Adler

From: William Hill plc Email Alert [emailalert@hemscottbusiness.co.uk]
Sent: 20 July 2010 07:03
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

RNS Number : 5848P
William Hill PLC
20 July 2010

William Hill PLC

Trading statement

20 July 2010

William Hill PLC (LSE: WMH) (William Hill or the Group) announces a trading update for the 26 weeks to 29 June 2010 (the period).

The second quarter of 2010 has seen the continuation of positive net revenue trends for the Group as a whole, benefitting from strong growth from William Hill Online and gaming machines. For the year to date, Group net revenue was up c3% compared with the same period in 2009 and pre-exceptional earnings before interest, tax and amortisation for the first half of 2010 are expected to be around £135m (2009: £134.6m)[(1)].

William Hill Online performed strongly in the half, with total online net revenue growth of approximately 24% and operating profit[(2)] approximately 43% higher than in the prior year. This was underpinned by a strong Sportsbook performance. Helped by the doubling of in-play betting, Sportsbook turnover was up 59% year over year. In addition to outstanding top-line growth, gross win margin on the Sportsbook was 7.7%, up from 6.8% in the first half of 2009. This resulted in a minority interest for Playtech of £6.3m in the second quarter and £12.9m in the year to date. As announced in May, William Hill Online has ceased accepting online business from clients resident in France.

OTC Retail has seen a very strong World Cup performance in June but also saw poor horseracing results in the second quarter as a whole, with a relatively weak Grand National in April followed by a loss-making Royal Ascot festival. Machines continued to perform strongly, benefitting from the roll-out of the 'Storm' machines across the Retail estate, which commenced in August 2009 and was completed in March 2010. Retail turnover was up c7%, net revenue fell by c1% and operating profit fell c8%. For the half, the OTC gross win margin remained in line with the Group's expected trading range of between 17% and 18%.

The adverse horseracing results led to a 33% decline in Telephone net revenue and a small operating loss is anticipated. The Board has previously noted the challenge of competing with UK betting exchanges and Irish offshore telebetting operators, all of whom have benefitted from significant tax and cost advantages over UK bookmakers. The situation

is under active review.

Ralph Topping, Chief Executive of William Hill, commented:

"Whilst it was our worst ever Royal Ascot, with a loss on the meeting, the World Cup proved to be one of the best for bookmakers in 40 years. Overall, we have seen a good Group performance in the period, with a particularly strong contribution from William Hill Online."

The Group will announce its interim results for the first half of 2010 on 26 August 2010.

References
(1) Unaudited
(2) Operating profit is defined as pre-exceptional earnings before interest, taxation and amortisation relating to trade names, affiliate relationships and non-competition agreements

-ends-

Enquiries:
William Hill PLC
Ralph Topping, Chief Executive
Neil Cooper, Group Finance Director
Lyndsay Wright, Director of IR
Tel: +44 (0) 20 8918 3614

Brunswick:
Simon Sporborg / Justine McIlroy
Tel: +44 (0) 20 7404 5959

Analyst conference call
Ralph Topping, Chief Executive and Neil Cooper, Group Finance Director, will be hosting a conference call for analysts at 8.15 a.m. BST.

Dial-in telephone number: 0845 634 0041
International telephone number: +44 20 8817 9301
PIN: 3232127

A replay of the call will be available for a period of one week on telephone number +44 (0) 20 7769 6425, PIN 3232127#. The call is also accessible by webcast at www.williamhillplc.com.

Notes:

About William Hill
William Hill is a leading betting and gaming company. It is one of the UK's largest bookmakers, with around 2,300 shops in the UK and Ireland that provide betting opportunities on a wide range of sporting and non-sporting events and, in the UK, offer gaming machines. William Hill Online provides internet-based sports-betting, casino, poker and bingo, and is one of the leading European online betting and gaming businesses operated by a listed company.